FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                4th August 2003



                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)


      Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
                   Theale, Reading, Berkshire, England RG7 4SA
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes .....    No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).


                                  EXHIBIT INDEX


Press Release regarding: Directorate Change dated 4th August 2003




              Baltimore Technologies plc announces Board Change


London, UK - 4 August, 2003 - Baltimore Technologies plc (London: BLM) today announced that Simon Enoch, Company Secretary and General Legal Counsel of Baltimore has resigned to join Kesa Electricals plc as Company Secretary, and has been appointed as a non-executive director with effect from August 1, 2003.

Bijan Khezri, Chief Executive Officer of Baltimore Technologies, commented:

"As a senior member of the management team for the past five years Simon has contributed significantly to the company providing strategic as well as legal advice and we look forward to his continued contribution as a non-executive director and wish him every success in his new position with Kesa."

About Baltimore Technologies

Baltimore Technologies' products, professional services and solutions solve the fundamental security needs of e-business. Baltimore's e-security technology gives companies the necessary tools to verify the identity of who they are doing business with and securely manage which resources and information users can access on open networks. Many of the world's leading organisations use Baltimore's e-security technology to conduct business more efficiently and cost effectively over the Internet and wireless networks.

Baltimore's products and services are sold directly and through its worldwide partner network, Baltimore TrustedWorld. Baltimore Technologies is a public company, principally trading on the London Stock Exchange (BLM). For more information on Baltimore Technologies please visit http://www.baltimore.com

About Simon Enoch

He has served as the Company Secretary and General Legal Counsel since August 1998. From October 1994 until December 1997 he was Company Secretary and Group Legal Advisor for Central Transport Rental Group plc, a transport company listed on the London Stock Exchange and the New York Stock Exchange. Prior to this he was Company Secretary of B&Q plc from 1992 to 1994 and before then, Company Secretary of Chartwell Land plc from 1989 to 1992. He is a qualified solicitor.

He has not been a director of any listed Company within the past five years, and there are no details to disclose for the purposes of Rule 16.4(b).

                                      ###

For further information contact:

Smithfield Financial:
Andrew Hey  020 7903 0676
Will Swan   020 7903 0647

The directors of Baltimore Technologies plc accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Baltimore Technologies plc (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                           BALTIMORE TECHNOLOGIES PLC


                              By:___/s/ Simon Enoch ___

                                 Name:  Simon Enoch
                                 Title: Secretary and General Legal Counsel


Date: 4th August 2003